Exhibit 99.1

Sphere 3D Corporate Update

Q2 Revenue up 70% over Q1, significant additional milestones achieved

Mississauga, Ontario – July 28th, 2014 – Sphere 3D Corporation (TSXV: ANY NASDAQ: ANY) (the “Company” or “Sphere 3D”), a virtualization technology solution provider, is providing the following corporate update.

“We have seen a healthy increase in revenue along with increased demand for our entire product portfolio. In addition, the transformative agreement we entered into with Overland Storage creates a multitude of additional marketing and revenue opportunities for us" said Peter Tassiopoulos, CEO of Sphere 3D. “In addition to revenue expansion, we continued to expand our key strategic partnerships in the second quarter and will continue to do so throughout the year as we look to build on our early success.”

Highlights for Q2 (all amounts in CDN):

  Estimated revenue for Q2 2014 is expected to exceed $1.7 million, representing a 70% increase quarter-over-quarter;

  Cash and short term investments at the end of Q2 2014 exceed $9 million;

  Total assets at the end of Q2 2014 exceed $35 million;

  Completed equity financing of $10 million;

  Company’s common shares were approved for listing on NASDAQ Global Market and trading commenced on July 8th;

  New product introductions;

  New patent filed for Glassware 2.0® single chip architecture;

  Transformative definitive agreement to merge with Overland Storage signed.

Revenue for the second quarter was primarily derived from sales and or licensing of Glassware 2.0, V3 appliances, DCO, and affiliated service and support. Interest in the product portfolio was heavily weighted towards Healthcare, Government (including Education) and Financial Services. In keeping with the increased demand, the Company expanded its sales and support capabilities through the addition of additional resources and anticipates that the proposed merger with Overland (as described below) will provide additional capacity in this regard.

Continued Innovation

Sphere 3D continues on its quest to redefine the boundaries of hardware through its “software defined everything” approach to computing. DLA Piper, on behalf of the Company, filed a provisional patent for the first microvisor runtime environment available on a chip. The latest IP creation is a culmination of years of miniaturization work with the intent of making Glassware 2.0 completely portable and available offline.

Glassware 2.0 has seen its architecture streamlined and gain efficiency continuously since the first iteration that required 8 individual hardware servers in 2010, to its current production state of availability on a single appliance.

The most recent progress of the Glassware 2.0 single chip architecture allowed Sphere 3D to showcase Glassware 2.0 server technology running on a single laptop for attendees at BriForum.

New Product Introductions

The second quarter resulted in expanded utilization of the Company’s products and the introduction of new solutions that leverage Sphere 3D technology.

Novarad Corporation, a leader in enterprise medical imaging solutions, introduced NovaGlass™, at the SIIM (Society for Imaging Informatics in Medicine) Conference in Long Beach, California in May 2014.

Designed to leverage Novarad PACS and RIS solutions, NovaGlass™ resides on enterprise grade appliances, utilizes Sphere 3D software, and provides users with access to full imaging features while significantly enhancing operating speeds and choice of workstations.

The Company also announced their first converged solution for the MSP market in May 2014. The Sphere 3D Converged MSP Solution includes custom configurations of the V3 appliance, storage, industry-standard desktop virtualization, and Glassware 2.0.

The new solution has been in production with various clients since the initial part of this year and additional trials are underway and in planning stages with several MSP customers, including Telco’s and Data Centers.

Merger Agreement with Overland

On May 16th, 2014, the Company announced that it had entered into a definitive agreement to acquire Overland Storage, Inc. (NASDAQ:OVRL). Overland is a trusted global provider of unified data management and data protection solutions designed to enable small and medium enterprises, distributed enterprises, and small and medium businesses to anticipate and respond to data storage requirements.

Overland provides an integrated range of technologies and services for primary, nearline, offline, and archival data storage, and makes it easy and cost effective to manage different tiers of information over time, whether distributed data is across the hall or across the globe.

Overland SnapServer, RDX removable disk-based technology, SnapScale, SnapServer, SnapSAN, NEO Series and REO Series solutions are available through a channel of over 16,000 resellers, multiple distributers and OEMs in over 60 countries.

Additional details of the merger can be found in the Company filings on Sedar or Edgar.

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V: ANY, NASDAQ:ANY) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. Sphere 3D recently announced its proposed merger with Overland Storage (NASDAQ: OVRL). This alliance is intended to bring together next generation technologies for virtualization and cloud coupled with end-to-end scalable storage offerings enabling the introduction of a number of converged solutions. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com or www.sec.gov.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Except for historical facts, the statements in this news release, as well as oral statements or other written statements made or to be made by Sphere 3D Corporation, are forward-looking and involve risks and uncertainties. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company's Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and the United States Securities and Exchange Commission (www.sec.gov).

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